B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2012 and 2011
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

          This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 13, 2012 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

          The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed consolidated interim financial statements (“interim financial statements”) and the notes thereto of the Company for the three and nine-month periods ended September 30, 2012 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2011. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

          B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. B2Gold has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia and an 80% interest in the Cebollati property in Uruguay, and has a 100% interest in the Trebol and Pavon properties in Nicaragua, the Bellavista property in Costa Rica and a 30% interest in the Quebradona property in Colombia. The Company also has options to earn an interest in a joint venture in Nicaragua with Calibre Mining Corp. and two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

          On September 18, 2012, B2Gold entered into a merger implementation agreement (“Merger Agreement”) with CGA Mining Limited (“CGA”) pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of CGA, which would result in the acquisition of CGA by B2Gold on closing of the transaction (see “Proposed Business Combination” section).

          On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre at a price of Cdn.$0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn.$0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

          On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012 (see “Investing activities, Trebol and Pavon” section).

     On December 22, 2011, the Company acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). Pursuant to the terms of the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Auryx were transferred to the Company in consideration for the issuance by the Company to former shareholders of Auryx of 0.23 of a common share, plus a cash payment of C$0.001, for each Auryx common share held. The Company issued an aggregate of 37,187,002 common shares to the former Auryx shareholders in connection with the Auryx Arrangement. The acquisition by the Company of Auryx added to the Company’s property portfolio a 92% interest in the Otjikoto gold project in Namibia (see “Ojtikoto Property – Namibia” section). In addition, the Company also acquired a 100% interest in two additional mineral properties in Namibia.

PROPOSED BUSINESS COMBINATION

          On September 18, 2012, B2Gold and CGA entered into the Merger Agreement, the terms of which provide that CGA shareholders will receive 0.74 B2Gold common shares for each existing CGA ordinary share held. B2Gold will also acquire all of the outstanding CGA stock options (the “CGA Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such CGA options and the closing price of the CGA shares on September 17, 2012 (the “Option Consideration”).

          The parties expect that the transaction will be structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the B2Gold common shares.

          There are currently 337.9 million common shares of CGA issued and outstanding and B2Gold expects to issue an aggregate of up to 250 million common shares in connection with the Scheme. In addition, it is expected that the cancellation of the CGA Options will result in the issuance of approximately 2 million B2Gold common shares.

          The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold common shares under the Scheme and as the Option Consideration. The transaction is expected to close on or prior to January 31, 2013.

          The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA.

          The combination of B2Gold and CGA will result in a merged entity operating the Masbate gold Mine in the Philippines, in addition to B2Gold’s existing Limon and Libertad gold Mines in Nicaragua. The Masbate gold Mine will produce in the order of 200,000 ounces of gold over the twelve month period ending June 30, 2013. B2Gold is well positioned to operate and progress further development at Masbate given its strong funding capacity and a management team with significant exploration, mine development and operating experience. Further, the combined company will possess a strong growth profile through its Otjikoto project in Namibia and its Gramalote joint venture (51% AngloGold Ashanti/49% B2Gold) project in Colombia. In addition, B2Gold has a highly regarded and experienced exploration team that sees significant exploration potential at Masbate.

          Post transaction highlights of B2Gold are:

•	Rapidly Expanding Production Profile

Total production of approximately 385,000 ounces of gold in 2013 from three operating mines, with projected future growth to over 700,000 ounces of gold production from five operating mines upon the development of Gramalote and Ojtikoto (based on current assumptions)

•	Significant Reserve and Resource Base

Proven and probable gold reserves of 3.9 million ounces, measured and indicated gold resources of 9.2 million ounces (inclusive of reserves) and inferred gold resources of 4.0 million ounces

•	Aggressive Exploration Agenda

Significant exploration programs at existing mines and development assets, as well as at highly prospective earlier stage projects in Nicaragua and Uruguay

•	Geographic Diversification

Production and development assets spanning three continents and located in high-growth emerging economies, serving to mitigate collective operational and geopolitical risk

•	Strong Financial Position

Consolidated cash and cash equivalent assets of approximately $130 million on closing which, in addition to continued strong cash flow from operations and good access to capital, will allow B2Gold substantial flexibility for future development activities

•	Experienced Management Team

Proven combined management and technical personnel with extensive exploration, mine development, operating and financial expertise

•	Enhanced Capital Markets Profile

Anticipated levels of trading liquidity and research analyst coverage commensurate with combined market capitalization of approximately $2.6 billion

REVIEW OF FINANCIAL RESULTS

	Three months ended		Nine months ended
	Sep 30		Sep 30
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	67,065	50,459	188,268	158,458

Gold sold (ounces)	39,668	29,672	113,381	104,456

Average realized gold price ($/ ounce)	1,691	1,701	1,660	1,517

Gold produced (ounces)	42,156	34,303	113,561	105,796

Cash operating costs ($/ ounce gold)	571	529	580	522

Total cash costs ($/ ounce gold)	624	620	634	605

Adjusted net income(1)(2) ($ in thousands)	19,576	18,292	61,460	57,182

Adjusted earnings per share (1)(2) –basic ($)	0.05	0.05	0.16	0.17

Adjusted earnings per share (1)(2) – diluted ($)	0.05	0.05	0.16	0.17

Net income ($ in thousands) (2)	14,476	9,036	40,959	35,463

Earnings per share (2) – basic ($/share)	0.04	0.03	0.11	0.11

Earnings per share (2) – diluted ($/share)	0.04	0.03	0.10	0.10

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	28,418	19,971	83,275	73,569

(1)	Adjusted net income is a non -GAAP measure which excludes foreign exchange gains (losses) and non-cash items consisting of deferred income tax expense and share-based payments expense.
(2)	Attributable to the shareholders of the Company.

Third quarter 2012 and 2011

          The Company achieved record gold production and revenue in the third quarter of 2012 and year-to-date. Consolidated gold production was 42,156 ounces, 23% above the third quarter of 2011 and ahead of budgeted guidance of 39,517 ounces. Operating cash costs were $571 per ounce slightly better than budget of $574 per ounce, while revenue increased to a record $67.1 million, 33% higher than the same period in 2011.

         The Company is forecasting another record year for gold production in 2012. The excellent operating performance at both the Libertad and Limon Mines has resulted in the Company increasing its budgeted guidance to produce approximately 155,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. As previously announced, gold production is expected to increase each successive quarter of 2012. Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill.

          Total gold revenue for the third quarter of 2012 was $67.1 million on sales of 39,668 ounces at an average price of $1,691 per ounce (the average quarter spot price was $1,652 per ounce) compared to $50.5 million on sales of 29,672 ounces at an average price of $1,701 per ounce in the third quarter of 2011.

          In the third quarter, the Libertad Mine accounted for $44.9 million (Q3 2011 - $34.1 million) of gold revenue from the sale of 26,463 ounces (Q3 2011 – 19,972 ounces) while $22.2 million (Q3 2011 - $16.4 million) was contributed by the Limon Mine from the sale of 13,205 ounces (Q2 2011 – 9,700 ounces).

          The Company’s consolidated gold production during the third quarter of 2012 was 42,156 ounces at an operating cash cost of $571 per ounce compared to 34,303 ounces produced over the same period last year at an operating cash cost of $529 per ounce.

          The Libertad Mine produced 29,441 ounces of gold, achieving a new quarterly production record, at an operating cash cost of $513 per ounce compared to budget of 27,347 ounces at an operating cash cost of $510 per ounce. The positive variance in gold production was mainly due to grade being better than budget (1.91 grams per tonne (“g/t”) gold compared to budget of 1.88 g/t gold), higher through-put tonnage (517,656 tonnes compared to budget of 501,953 tonnes) and a favourable variance in recovery (92.3% versus 90.4% budgeted). The mill throughput rate in the third quarter averaged 5,627 tonnes of ore per day (“t/d”), another new quarterly record and 3% better than the budget for the period of 5,456 t/d. On October 16, 2012, the Company announced that it has received the mining permit, (subject to certain conditions) for the Jabali Central deposit on the Libertad property. Mine infrastructure development will also commence shortly.

          The Limon Mine also had an excellent quarter, achieving its highest quarterly output since B2Gold completed its business combination with Central Sun Mining Inc. on March 26, 2009. The Limon Mine produced 12,715 ounces of gold at an operating cash cost of $704 per ounce compared to budget of 12,170 ounces at an operating cash cost of $717 per ounce. Production costs and output are now tracking budget due to improved grade primarily from the underground operation.

          Cash flow from operating activities (before changes in non-cash working capital) was $28.4 million ($0.07 per share) for the quarter compared with $27.8 million ($0.07 per share) in the second quarter of 2012 and $20 million ($0.06 per share) in the third quarter of 2011. The Company remains debt-free and in a strong financial position with $73.2 million in cash as at September 30, 2012. The Company believes that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position.

          Adjusted net income was $19.6 million ($0.05 per share) compared to $18.3 million ($0.05 per share) in the same period of 2011. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $1.8 million (Q3 2011 - $3.2 million), non-cash share-based compensation expense of $3 million (Q3 2011 - $4 million) and foreign exchange losses of $0.4 million (Q3 2011 - $2 million).

          For the third quarter of 2012, the Company generated (GAAP) net income of $14.5 million ($0.04 per share) compared to $9 million ($0.03 per share) in the equivalent period of 2011.

          Consolidated general and administrative costs increased in the third quarter of 2012 compared to the year ago period by approximately $0.7 million. General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua and administrative costs incurred in Costa Rica. The change in general and administrative costs consisted of higher Vancouver office costs of approximately $0.4 million (relating mainly to higher employment costs and additional corporate costs since the Auryx acquisition) and higher Managua office salary, consulting fees and general expenses of $0.4 million, offset by a $0.1 million reduction in Bellavista holding costs.

Year-to-date results

          For the first nine months of 2012, consolidated gold revenue was $188.3 million compared to $158.5 million in the same period in 2011. The 19% increase was mainly attributable to higher gold production and average realized gold prices.

          Consolidated gold production for the nine months ended September 30, 2012 totalled 113,561 ounces at an operating cash cost of $580 per ounce compared to 105,796 ounces being produced in the corresponding period of 2011 at an operating cash cost of $522 per ounce.

          The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 155,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. Gold production is anticipated to increase each successive quarter of 2012. Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill.

          Adjusted net income was $61.5 million ($0.16 per share) in the nine months ended September 30, 2012 compared to $57.2 million ($0.17 per share) in the comparative period. Adjusted net income was calculated by excluding a non-cash deferred income tax expense of $6.9 million (2011 - $15.6 million), a non-cash share-based payments expense of $13.8 million (2011 - $5.2 million) and foreign exchange gains of $0.1 million (2011 – foreign exchange loss of $0.9 million).

          For the nine months ended September 30, 2012, the Company generated (GAAP) net income of $41 million ($0.11 per share) compared to $35.5 million ($0.11 per share) in the equivalent period of 2011.

          Royalty and production tax expense decreased to $6.1 million from $8.7 million in the equivalent period of 2011 mainly attributable to the revised tax treatment of ad-valorem taxes (see below).

          In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

          On May 25 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

          The Company has also filed amended 2011 and 2010 income tax returns for Desminic to report the ad-valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the second quarter of 2012.

          The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad-valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

          General and administrative costs increased by $0.5 million to $13.1 million in the nine months of 2012 from $12.6 million in the same period of 2011. On a comparative basis, expenses were higher by $2.1 million than the 2011 period which included cash bonuses of $1.6 million paid to senior management in 2011. Bonuses for 2012 were paid mainly with RSU and the related expense was included in “Share-based payments” expense. Excluding bonuses, cost increases were mainly due to: higher corporate employment costs of $0.8 million, higher travel costs of $0.5 million, increased Vancouver office corporate expenses of $0.4 million, overall Managua general office cost increases of $0.9 million, offset by a reduction in the Bellavista holding costs of $0.5 million.

LIBERTAD MINE – NICARAGUA

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	44,911	34,093	129,009	107,703

Gold sold (ounces)	26,463	19,972	77,671	71,011

Average realized gold price ($/ ounce)	1,697	1,707	1,661	1,517

Tonnes of ore milled	517,656	484,872	1,528,812	1,491,538

Grade (grams/ tonne)	1.91	1.72	1.75	1.70

Recovery (%)	92.3	90.7	91.9	90.6

Gold production (ounces)	29,441	24,227	78,822	73,409

Cash operating costs ($/ ounce gold)	513	456	506	453

Total cash costs ($/ ounce gold) (3)	547	543	540	532

Cash flows from Libertad Mine operations (4)	29,432	23,497	85,992	70,423

Capital expenditures ($ in thousands)	5,525	5,160	22,890	23,033

Capital expenditures ($ in thousands) – Jabali development	3,894	4,476	8,547	4,476

Exploration ($ in thousands) – including Jabali exploration	819	3,489	5,493	7,537

(3)

In the second quarter of 2012, the Company began recording its ad-valorem taxes as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

(4)	Cash flows from Libertad Mine operations is a non-GAAP measure calculated based on gold revenue less total cash operating costs.

          The Libertad Mine continued its strong performance, finishing the quarter with a monthly record of 11,217 ounces in September and achieving gold production of 29,441 ounces for the third quarter of 2012, also a record for the Mine. The excellent performance at Libertad follows on a strong first half of 2012; year-to-date, the Mine has produced 78,822 ounces of gold and anticipates annual production to be in the upper range of original guidance of 102,000 to 110,000 ounces of gold.

          As a result of record gold production, the Libertad Mine generated strong cash flows from operations of $29.4 million in the quarter (Q3 2011 - $23.5 million), an increase of approximately 25% compared to the corresponding quarter in 2011.

          Gold sales from the Libertad Mine totalled 26,463 ounces in the third quarter of 2012 (Q3 2011 – 19,972 ounces) at an average realized price of $1,697 per ounce (Q3 2011 - $1,707 per ounce), generating revenue of $44.9 million (Q3 2011 - $34.1 million).

          For the third quarter of 2012, the Libertad Mine produced 29,441 ounces of gold at an operating cash cost of $513 per ounce compared to budget of 27,347 ounces at an operating cash cost of $510 per ounce. The positive variance in gold production was mainly due to grade being better than budget (1.91 g/t gold compared to budget of 1.88 g/t gold), higher through-put tonnage (517,656 tonnes compared to budget of 501,953 tonnes) and a favourable variance in recovery (92.3% versus 90.4% budgeted). Gold recovery continues to outperform budget as the Company optimizes its plant processes. The Crimea pit contributed 28%, the Mojon pit 59% and spent ore 13% of the ore milled in the quarter. Although gold production was better than budget, the operating cash cost per ounce was slightly higher than budget mainly due to higher mining costs (contractor, blasting, fuel), crushing and grinding costs, and higher process plant consumable use and cost (power, reagents). The mill throughput rate in the third quarter averaged 5,627 t/d, another new quarterly record and 3% better than the budget for the period of 5,456 t/d.

          During the nine months of 2012, the Libertad Mine generated gold revenue of $129 million from the sale of 77,671 ounces at an average price of $1,661 per ounce, compared to $107.7 million from the sale of 71,011 ounces at an average price of $1,517 per ounce in the same period of 2011. Total gold production was 78,822 ounces at an operating cash cost of $506 per ounce of gold compared to budget of 74,731 ounces at $554 per ounce. Higher than year-to-date budgeted production was mainly due to higher mill throughput, gold recovery and mill head grade. Operating costs have been favourable to budget due to increased gold and silver production, better recovery, and a lower strip ratio than budgeted. Operating cash flows from the Libertad Mine was $86 million year-to-date and is expected to exceed the 2012 budget of $100 million due to higher than budgeted gold prices and production.

          Total capital expenditures in the third quarter of 2012 were $9.4 million, with the main capital items consisting of $3.9 million for the Jabali feasibility and development, $2.2 million for deferred stripping costs at both the Crimea and Santa Maria open pits, $1 million for property purchases, $0.8 million for construction of new buildings and the remaining expenditures mainly for plant improvements and equipment. Total capital expenditures for the first nine months of 2012 were $31.4 million of which $8.5 million related to Jabali feasibility and development, $8.5 million to deferred stripping, $5.9 million to the phase III tailings pond lift, $1.3 million to mine buildings, $1.1 million to land purchases, and the remainder mostly to mine and mill related equipment.

          The Company recently announced that it has received the mining permit (subject to certain conditions), for the Jabali Central deposit on the Libertad property. The Company is also pleased to announce that it has received the final mining haul road construction permit. Improvements to the main road access to town have now been completed and construction of the private haul road has recently commenced. Mine infrastructure development will also commence shortly.

          On April 5, 2012, the Company announced an update of its mineral resources as at December 31, 2011 for Jabali. Based on the successful 2011 exploration and infill drilling programs, the Company reported an increase in mineral resources at Libertad for the Jabali deposit. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling.

          The new mineral resource for the Jabali Antenna and Central zones, is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces of gold.

          This new resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but also the potential to deliver higher grade ore to the mill which should result in higher annual gold production and lower operating costs per ounce produced. The Company anticipates that the new indicated resource for the Jabali vein system will be upgraded to reserves upon receipt by the Company of the permit to mine which is expected to be received in the fourth quarter.

          Based on the delivery of the higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 135,000 ounces of gold in 2013 (subject to a final mine plan).

          The Libertad Mine is forecast to produce approximately 105,000 to 110,000 ounces of gold in 2012 (an increase from 2011 production of 99,567 ounces of gold) at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at the Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price) in 2012.

          The Company has budgeted sustaining capital costs at Libertad in 2012, totalling approximately $27.7 million (an increase of $2.1 million from the initial amount budgeted). The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit, enlarging existing pits to provide access to additional ore and completing a tailings pond expansion.

          The 2012 budget for the development of the Jabali deposit has been reduced by $2.9 million to approximately $21 million. This budget will fund the construction of a private haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs.

          At Jabali, the Company plans to expend $3.25 million (an increase of $0.75 million from the initial amount budgeted) to drill 9,280 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

          Exploration has budgeted an additional $3.1 million in 2012 to fund further drilling on the 20 kilometre long Libertad gold belt.

LIMON MINE – NICARAGUA

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	22,154	16,366	59,259	50,755

Gold sold (ounces)	13,205	9,700	35,710	33,445

Average realized gold price ($/ ounce)	1,678	1,687	1,659	1,518

Tonnes of ore milled	97,385	97,624	290,404	279,889

Grade (grams/ tonne)	4.47	3.57	4.10	4.01

Recovery (%)	91.0	91.0	90.91	90.0

Gold production (ounces)	12,715	10,076	34,739	32,387

Cash operating costs ($/ ounce)	704	705	747	680

Total cash costs ($/ ounce)	804	805	846	771

Cash flows from Limon Mine operations (5)	11,464	8,485	29,140	25,210

Capital expenditures ($ in thousands)	5,449	4,507	16,891	15,919

Exploration ($ in thousands)	1,046	1,001	3,484	2,603

(5)	Cash flows from Limon Mine operations is a non- GAAP measure calculated based on gold revenue less total cash operating costs.

          The Limon Mine also had an excellent quarter, achieving its highest quarterly output since B2Gold completed its business combination with Central Sun Mining Inc. on March 26, 2009. The Limon Mine produced 12,715 ounces of gold in the third quarter of 2012 compared to 11,668 ounces in the second quarter of 2012 and to 10,076 ounces in the third quarter of 2011 and remains on track to meet full year budgeted guidance of 48,000 to 50,000 ounces of gold.

          The Limon Mine generated cash flows from operations of $11.5 million in the quarter (Q3 2011 - $8.5 million), an increase of approximately 35% compared to the corresponding quarter in 2011 due to higher gold production.

          Third quarter gold sales from the Limon Mine totalled 13,205 ounces (Q3 2011 – 9,700 ounces) at an average realized price of $1,678 per ounce (Q3 2011 - $1,687 per ounce), generating revenue of $22.2 million (Q3 2011 - $16.4 million).

          In the third quarter of 2012, the Limon Mine processed 97,385 tonnes of ore at an average grade of 4.47 g/t at a processed gold recovery of 91.0% compared to budget of 105,140 tonnes at a grade of 3.99 g/t and a processed gold recovery of 90.3% . Operating cash cost in the quarter was $704 per ounce compared to budget of $717 per ounce and to $752 per ounce in the second quarter of 2012 (the second quarter had been affected by mill downtime due to a mill motor installation). Production costs and output are now tracking budget due to improved grade primarily from the underground operation. Gold production was 12,715 ounces compared to budget of 12,170 ounces in the quarter.

          For the nine months ended September 30, 2012, the Limon Mine generated gold revenue of $59.3 million from the sale of 35,710 ounces at an average price of $1,659 per ounce. Operating cash cost per ounce was $747 per ounce compared to budget of $742 per ounce. Gold production was 34,739 ounces compared to budget of 34,749 ounces. Gold production for 2012 is projected to meet full year guidance of 48,000 to 50,000 ounces of gold.

          In the third quarter of 2012, capital expenditures totalled $5.4 million, which included Santa Pancha underground mine development ($2.3 million), completion of the tailings pond ($1 million), plant and laboratory improvements and automation ($0.5 million), and mine equipment purchases ($0.7 million). Year-to-date, capital expenditures totalled $16.9 million, primarily for the tailings pond expansion ($7.1 million), Santa Pancha underground development work ($3.8 million), purchase of mine and related equipment ($3.3 million), and improvements to the mill ($1.7 million).

          In 2012, the Limon Mine was budgeted to generate approximately $40 million in cash from mine operations (based on a gold price of $1,550 per ounce).

          The Company plans to undertake capital expenditures at the Limon Mine in 2012 totalling approximately $21.3 million (an increase of $2.3 million from the initial amount budgeted). The majority of this capital expenditure will fund the Santa Pancha underground mine development program, surface mine pre-stripping and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

          The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

GRAMALOTE PROPERTY – COLOMBIA

          The Gramalote property is located 80 kilometre northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), recently increased to $54 million. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. The budget is expected to fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the current year’s program includes prefeasibility work, environmental studies, metallurgical test work and engineering. The recent increase to the current year’s budget is for additional land acquisitions, community and social obligations, and the engineering and test programs associated with potential upside project economics. Each joint venture partner will fund their share of expenditures pro rata. Due to the additional time required to evaluate the potential project scale and economics, the prefeasibility study is now scheduled to be completed in the first quarter of 2013 and a final feasibility study completed in early 2014.

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad (see “Investing activities, Gramalote development” section). Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

OTJIKOTO PROPERTY – NAMIBIA

          The Otjikoto gold project is located 300 kilometre north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

          The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year life of mine based on a Preliminary Economic Assessment released by Auryx in September 2011.

          On April 5, 2012, the Company announced an update of the Company's Mineral Resources as at December 31, 2011 for the Otjikoto project. Extensive work has been carried out to provide an updated mineral resource estimate. The Company contracted VBKom Consulting Engineers to constrain the new independent mineral resource block model using Whittle pit optimization software based on reasonable parameters for mining and processing provided by the Company. This mineral resource is constrained within an optimized pit shell based on an independent resource model completed in early 2012 under the guidance and supervision of the Company’s personnel. The model is based on a total of 435 diamond drill holes (95,114 metres) and 400 reverse circulation holes (33,146 metres), of which 38,933 metres of drilling in 168 holes were drilled as part of an in-fill drilling program completed in 2010 and 2011.

          This pit optimization has resulted in an updated indicated mineral resource of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold. When a cut-off grade of 0.5 g/t gold is used, the Otjikoto project has an updated indicated mineral resource of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

          B2Gold, together with Auryx Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's strong funding capacity and a management team with significant mine development and operating experience.

          Exploration, feasibility and development expenditures for Otjikoto were $15 million for the first nine months of 2012 compared to the full year’s budget of $43.5 million. Although the timing of payments have lagged the original budget, the project remains on schedule. The feasibility study is anticipated to be completed in the fourth quarter, as projected, and Mine construction will commence in the first quarter of 2013. Site preparation has already commenced as bush clearing is currently underway. Orders for equipment with a long lead time will be placed shortly and well within the time frame required for full scale production in January 2015. It is likely, however, that expenditures will come in under budget for 2012 as recent indications are that deposits for mills and other critical items will be less than budgeted and that the capital expenditures for power will now occur in the first quarter of 2013.

          Feasibility and exploration drilling is underway on the Otjikoto project which includes 16,150 metres of feasibility study drilling and a further 2,500 metres of exploration drilling to explore beyond the current resource at the Otjikoto project. Regional exploration work will also be conducted on the surrounding area.

BELLAVISTA PROPERTY – COSTA RICA

          The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance. Field programs during 2012 focused on the site monitoring plan, and the installation of new drainage channels in the pond area. Monitoring during the 2011 rainy season showed detectable movement in the slide area and some small landslide activity on the mine site. Monitoring frequency in the slide area was performed weekly through to the end of 2011 as a precautionary measure. An analysis of these data at year end showed that the movement is minimal and is not of concern. Life of mine monitoring to date has not detected any significant environmental issues and the main slide area remains stable. To improve site drainage, control channels were constructed around the base of the heap leach pad to assure that rain water would not cause saturation problems in the area of the existing ponds. These new structures performed very well during the recent rainy season. Several areas on the site outside of the main landslide area experienced some ground movement and these were repaired prior to the 2012 rainy season.

          The Company has submitted a D1 Report to the National Technical Secretariat of the Environment (“SETENA”) and this report was based on the Conceptual Study for the reopening of the mine. The D1 Report is a formal step to define the terms of reference for obtaining an Industrial Permit for the proposed tailing pond area and gold recovery plant. SETENA has rejected the D1 application, and the administrative appeal process of this decision has been completed with the rejection being upheld. The Company is now reviewing other alternatives to reopen the mine and other potential options for obtaining value from the property.

          By Statement of Claim dated March 16, 2009, the Company has commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was destroyed by a landslide as a result. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. It is anticipated that preliminary motions will be brought by the Defendants to challenge the Ontario court’s jurisdiction. The outcome of this claim is not determinable at this time and no accrual for a contingent gain has been made in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

          The Company ended the third quarter of 2012 with cash and cash equivalents of $73.2 million compared to cash and cash equivalents of $77.3 million at June 30, 2012 (and $73.6 million at September 30, 2011). Working capital at September 30, 2012 was $106.9 million compared to working capital of $110.7 million at June 30, 2012 (and $93.6 million at September 30, 2011).

          The Company has no debt and no gold hedging. The Company estimates that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position. The Company also has $25 million available for draw down under the Credit Facility with Macquarie Bank Limited.

          The Company is projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 155,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting to exceed the original estimate of a total of approximately $140 million in cash from mining operations in 2012 based on a budgeted gold price of $1,550 per ounce.

          Subject to the closing of the recently announced transaction with CGA, the Company is expecting production to increase to 385,000 ounces of gold in 2013 and 400,000 ounces in 2014.

          Sustaining capital expenditures at the Libertad Mine and Limon Mine for 2012 are budgeted to be approximately $27.7 million and $21.3 million, respectively. The 2012 budget for the development of the Jabali deposit is approximately $21 million. In addition, the 2012 exploration budget for Libertad and Limon is $6.3 million and $4.6 million, respectively.

          Exploration, feasibility and development expenditures for Otjikoto were $15 million for the first nine months of 2012 compared to the full year’s budget of $43.5 million. Although the timing of payments have lagged the original budget, the project remains on schedule. The feasibility study is anticipated to be completed in the fourth quarter, as projected, and Mine construction will commence in the first quarter of 2013. Site preparation has already commenced as bush clearing is currently underway. Orders for equipment with a long lead time will be placed shortly and well within the time frame required for full scale production in January 2015. It is likely, however, that expenditures will come in under budget for 2012 as recent indications are that deposits for mills and other critical items will be less than budgeted and that the capital expenditures for power will now occur in the first quarter of 2013.

          The Gramalote project had a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), recently increased to $54 million. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. The Company’s 49% share of the amended budget is $26.5 million.

          On the Cebollati property, the 2012 exploration program has a budget of $3.4 million which includes approximately 4,000 metres of drilling.

          On the Trebol property, the Company has budgeted $2.2 million for 2012 and the plan is to drill a total of 5,000 metres on targets located along the 6 km northeast trending belt of continuously mineralized volcanic rock. Minimal exploration was planned for the Pavon project in 2012 with a small infill drill program of $0.6 million budgeted. San Jose is a new claim and a budget of $1.0 million was planned with 1,500 metres of drilling contingent on results and environmental permits being received.

Derivative financial instruments

          Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity. The Company’s 2012 budget for Otjikoto was based on an exchange rate of eight Namibian dollars per United States dollar. The Otjikoto’s feasibility study slated for completion in the fourth quarter of 2012 was also based on an exchange rate of eight Namibian dollars per United States dollar.

          At September 30, 2012, forward currency contracts totalling $15.5 million at an average rate of 8.5482 rand were outstanding with maturity dates ranging from October 2012 to July 2013. In addition, zero-cost put/call collar contracts totalling $11 million were outstanding with maturity dates ranging from October 2012 to December 2013 with an average floor price of 8.3152 rand and an average ceiling price of 8.7852 rand.

          These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three and nine month periods ended September 30, 2012, the Company recorded an unrealized derivative loss of $0.1 million and an unrealized derivative gain of $0.2 million, respectively. In addition, for the three and nine month periods ended September 30, 2012, the Company recorded a realized derivative gain of $0.1 million and a realized derivative loss of $0.1 million, respectively.

Operating activities

          Cash flow from operating activities (before non-cash working capital changes) for the third quarter of 2012 was $28.4 million compared to $20.0 million in the comparable period last year. The increase was mainly due to higher gold production from both the Libertad Mine and Limon Mine.

           Cash flow from operating activities (before non-cash working capital changes) for the nine months ended September 30, 2012 was $83.3 million compared to $73.6 million in the comparable period last year. The increase was mainly due to higher gold production and higher realized prices for gold.

Financing activities

          The Company received cash proceeds of $7.4 million (2011 - $7.2 million) during the nine months ended September 30, 2012 from the exercise of stock options and warrants, of which $0.2 million (Q3 2011 - $2.3 million) was received in the third quarter of 2012.

          On May 3, 2012, the Company issued approximately 0.8 million common shares upon the vesting and redemption of RSU for no additional consideration. The RSU were granted to senior management and some operational employees in lieu of a cash performance bonus based on 2011 performance.

Investing activities

          In the third quarter of 2012, expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $5.5 million (Q3 2011 - $5.2 million) and $5.4 million (Q3 2011 - $4.5 million), respectively. Jabali development totalled $3.9 million in the quarter (Q3 2011 - $4.5) . In addition, resource property expenditures on exploration (including feasibility/development work at Otjikoto and Gramalote) totalled approximately $18.6 million (Q3 2011 - $10.7 million), as disclosed in the table below.

          During the nine months ended September 30, 2012, capital expenditures on sustaining capital, pre-stripping and development at the Libertad Mine (see “Libertad Mine” section) and the Limon Mine (see “Limon Mine” section) totalled $22.9 million (2011 - $23 million) and $16.9 million (2011 - $15.9 million), respectively. In addition, resource property expenditures on exploration (including the Company’s 49% of prefeasibility work at Gramalote) totalled approximately $54 million (2011 - $27.3 million), expended as disclosed in the table below.

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2012	2011	2012	2011

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Gramalote development	10,043	4,079	18,887	10,280
Otjikoto development	2,731	-	14,974	-
Libertad Mine, exploration	819	3,489	5,493	7,537
Calibre joint venture	1,532	182	3,678	879
Limon Mine, exploration	1,046	1,001	3,484	2,603
Mocoa	1,224	30	2,859	203
Trebol & Pavon	618	475	2,146	1,914
Cebollati	420	1,413	1,616	3,653
Other	192	-	833	201

	18,625	10,669	53,970	27,270

Gramalote development

          On April 24, 2012, the Company and AngloGold announced a new JORC and National Instrument 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

          The new Gramalote Central mineral resource estimate is supported by 41,732 metres of diamond drilling in 126 drill holes completed in 2007 to 2011 and 441 metres of sampling from an underground tunnel. A total of 7,019 metres of diamond drilling in 20 holes drilled by the Company in 2008 was used in the Trinidad resource calculation. Average drill hole spacing used in the resource was 25 metres x 25 metres for measured, 50 metres x 50 metres for indicated and 100 metres x 100 metres for inferred.

          Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $73 million (100% basis) has been spent and 48,368 metres of diamond drilling has been completed in 169 holes since AngloGold became operator in September 2010.

          Exploration drilling has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 20,956 metres in 61 drill holes have been completed on the six satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

          Positive gold intersections have been returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 8,095 metres in 23 holes have been drilled at Monjas West with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 20.0 metres at 1.88 g/t gold in hole MW-03, 22.0 metres at 0.93 g/t gold in hole MW-04 and 12.0 metres at 1.75g/t gold in hole MW-09 and 22.0 metres at 1.92 g/t Au and 6.2 metres at 1.94g/t Au in hole MW-023.

          The project is a 49%-51% B2Gold-AngloGold joint venture, and had a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), recently increased to $54 million. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. The budget is expected to fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the current year’s program includes prefeasibility work, environmental studies, metallurgical test work and engineering. The recent increase to the current year’s budget is for additional land acquisitions, community and social obligations, and the engineering and test programs associated with potential upside project economics. Each joint venture partner will fund their share of expenditures pro rata. Due to the additional time required to evaluate the potential project scale and economics, the prefeasibility study is now scheduled to be completed in the first quarter of 2013 and a final feasibility study completed in early 2014.

Otjikoto development

          The Company has a 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto project. Feasibility work will include additional metallurgical drilling and test work, power studies, geohydrology, mine planning, engineering design, cost estimating and environmental and social studies. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5.0 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations early in 2015. A further $8.9 million has been budgeted in 2012 for exploration, of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto project.

          During the nine months ended September 30, 2012, the Company incurred approximately $15 million on the Otjikoto project which included $5.7 million for exploration activities and $3.9 million relating to Auryx’s purchase of the farms Felsenquelle and Otjikoto (the “Farms”).

          In the third quarter of 2012, feasibility studies continued and trade-off studies necessary to define the mining process were completed and ongoing work included condemnation drilling, feasibility metallurgical testwork, and geohydrological studies. An Environmental and Social Impact Assessment compliant with Namibian guidelines was submitted in the third quarter of 2012. The Ministry of Environment and Tourism has issued an environmental clearance for the project and a mining license application has been submitted to the Ministry of Mines and Energy.

          Costs incurred in the third quarter of 2012 were slightly below the projected budget due to delays in capital expenditures. It is anticipated that increased costs will be incurred in the fourth quarter of 2012 as orders with a long lead time will be placed. The project remains on track and to commence construction in the first quarter of 2013 and full scale production in January 2015.

          Developmental construction activities expected to be completed in 2012 include the relocation of a district road (a permit application has been submitted and approval is pending), clearing and grubbing of the mill site, construction of site security fencing and initial construction in the camp area. The Company is currently reviewing the option of self-power generation and is anticipating ordering equipment for on-site power generation in early 2013. Additionally, the company has signed an agreement with the local power distributor to develop construction power by early 2013.

Calibre Joint Venture

          On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre at a price of Cdn.$0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn.$0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

          On June 28, 2012, the Company and Calibre announced final phase I drill results at the Primavera Gold and Copper Porphyry joint venture project in Nicaragua. A 10,000 metre phase II drilling program at Primavera began in mid-June. Commensurate with the drilling, an aggressive exploration effort including a Lidar topographic survey, air-mag, and IP as well as regional soil sampling is in progress.

          Final results from the remaining three drill holes from the phase I drilling program include 159.53 metres of 0.46 g/t gold and 0.2 % copper (PR-12-011), 97 metres of 0.34 g/t gold and 0.16 % copper (PR-12-012), and 22.5 metres of 0.44 g/t gold and 0.21 % copper (PR-12-013). All three drill holes lie along the eastern side of the Primavera porphyry deposit and northwest of the vein cut in drill hole PR-12-010.

          Assay results from the initial diamond drilling program of 667.85m (3 drill holes) in December 2011 have confirmed the presence of wide spread gold-copper values similar to those previously reported from surface trenching. Drill hole PR-11-001 returned 103 metres of 0.85 g/t gold and 0.324% copper starting from the surface. Drill hole PR-11-002 collared from the same platform but oriented 75 degrees from PR-11-001 contained 0.78 g/t gold and 0.297 % copper over 261.7 metres from 1.5 metres down hole depth. PR-11-002 includes 134.5 metres of 1.01 g/t gold and 0.356 % copper starting at 74.5 metres. Drill hole PR-11-003 was collared over 200 metres to the SE and intersected 77.35 metres of 0.74 g/t gold and 0.311 % copper. Mineralization in holes PR-11-002 and PR-11-003 remained open at depth. All three drill holes intersected continuously mineralized intervals of stockwork and vein mineralization characteristic of other well-known gold-copper porphyry systems. Mineralization is associated with quartz, magnetite, chalcopyrite and bornite bearing stockwork and veining within potassically altered intermediate volcanic and intrusive rocks.

          The ongoing regional soil sampling and mapping program on the Primavera claims has generated additional targets that will require more detailed work as the exploration effort continues. Numerous occurrences of skarn and hornfels alteration and gold-copper mineralization associated with intermediate intrusive rocks indicate potential for other porphyry targets exists elsewhere on the property. Trenching will follow up in these areas. The largest of these occurrences found to date lies immediately adjacent and to the west of the Primavera zone itself at Copper Hill and is comprised of an andesitic volcanic sequence intercalated with strongly altered (hornfelsed) sediments cut by copper-gold bearing quartz veins. The copper-gold anomaly that includes both Primavera and Copper Hill covers an area over 900 metres long and 600 metres wide. The Copper Hill Zone lies within the Primavera hanging wall along a north-north-east trending fault intersected in the phase I drilling program. None of the drilling to date has tested this hanging wall for the faulted portion of the porphyry mineralization.

          Phase II drilling will concentrate on expansion of the main Primavera zone, additional drilling along the northeast trending vein zone to the south of Primavera, and test for the offset porphyry mineralization at Copper Hill and the intervening covered area in-between Primavera and Copper Hill itself. Also several drill holes will be located peripheral to the main porphyry discovery where anomalous soil samples were not investigated in the first phase of drilling.

          Several drill holes have been located to test the extent and continuity of the vein style mineralization cut in hole PR-12-010 south of Primavera. The vein itself is approximately 13 metres wide (apparent width) and contained abundant chalcopyrite and other base metal mineralization. The soil and rock chip anomaly associated with the vein zone extends for just over 900 metres.

          The excellent infrastructure at Primavera allows for easy access to the main Primavera Zone which will be drilled using a track mounted CS-1000 to allow for deep drilling. Some of the peripheral targets will be drilled using a man-portable machine. The drilling is expected to take two to three months to complete in the area of Primavera itself while the geophysical surveys and sampling program will soon be finished. In all likelihood the drilling program will include some additional targets that have begun to emerge from the regional exploration effort.

Trebol and Pavon

          On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in 4,815,894 common shares of B2Gold (calculated at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the TSX for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012.

          In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro exploration properties.

          The Company and Radius have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

          Under IFRS, the actual measurement date of the purchase price occurs on the date the consideration is paid. Consequently, for accounting purposes, the acquisition cost of the Trebol and Pavon properties was $16.9 million, consisting of $16.8 million, the fair value of 4,815,894 B2Gold shares issued on August 10, 2012 at Cdn.$3.46 per share (the closing share price of B2Gold shares on August 10, 2012), plus B2Gold transaction costs of $0.1 million.

          On the Trebol property, the Company has budgeted $2.2 million for 2012 and the plan is to drill a total of 5,000 metres on targets located along the 6 km northeast trending belt of continuously mineralized volcanic rock. Minimal exploration was planned for the Pavon project in 2012 with a small infill drill program of $0.6 million budgeted. San Jose is a new claim and a budget of $1.0 million was planned with 1,500 metres of drilling contingent on results and environmental permits being received.

Cebollati

          On September 16, 2011, the Company announced additional drilling results from the first exploration drill program at its newly discovered Cebollati gold project in Uruguay. The Company is earning an 80% interest in the property.

          Twenty-eight holes totalling 4,036 metres have been completed to September 16, 2011 with new holes following up on the initial drill holes on the property (see B2Gold press release dated June 7, 2011) which confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. Highlights of the new drilling include:

  UC11-019 with 11.15 metres grading 11.59 g/t gold within a broader 23.85 metres interval of mineralization grading 5.69 g/t
  UC11-022 with 7.55 metres grading 5.67 g/t gold; and
  UC11-021 with 16.25 metres grading 1.74 g/t gold

          Drilling in 2011 was concentrated in two areas, Southern and Windmill, with the aim to help in defining the geometry of the previously identified zones and test for multiple zones within the target areas. Tighter spaced drilling confirms the existence of zones of continuous, shallow, mineralization within both the Windmill and Southern zones, which are open along strike and to depth. In conjunction with the trenching each of these zones extends for in excess of 400 metres within a mineralized system which has been defined over greater than 2.2 kilometres in strike length (see B2Gold press release dated November 15, 2010).

          Fifteen holes totalling 2,132 metres have been drilled to date in the Southern zone with the majority of the holes testing the eastern limb of a broad antiformal structure close to the main fold hinge zone within the deformed marble sequence. Broad zones of alteration and mineralization have been intersected within the Southern zone with several shallow easterly dipping high grade shoots now identified, as typified by holes UC11-019 and UC11-022, which intersected 11.15 metres grading 11.59 g/t gold (6.17 g/t gold with assays capped at 25 g/t gold) and 7.55 metres grading 5.67 g/t gold (4.66 g/t gold with assays capped at 25 g/t gold) respectively. These higher grade shoots have been traced for approximately 75 metres down dip, remain open to the north and south but appear to pinch out to the east. In addition to these holes a single hole, UC11-029, tested the western limb of the antiform and intersected narrow, potentially stacked, horizons of replacement mineralization, with the central horizon returning 3.30 metres grading 3.76 g/t gold. Additional holes will follow up on this new area of mineralization at a later date.

          The 2012 exploration program for the Cebollati project has a budget of $3.4 million which includes approximately 4,000 metres of drilling. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. In addition, the 2012 exploration will continue on regional evaluation and project generation work.

Mocoa

          At the 100% owned Mocoa copper molybdenum deposit the Company has resumed exploration work, the first since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

          Pre B2Gold diamond drilling at the Mocoa property consisted of 18,321 metres in 31 holes conducted by the United Nations and Ingeominas in the late 1970’s to early 1980’s resulted in the delineation of a non-National Instrument 43-101 compliant historical resource of 306 million tonnes at 0.37% Cu and 0.061% Mo including an open pit resource of 165 million tonnes at 0.40% Cu and 0.065% Mo.

          Work planned in 2012 comprises surface mapping and geochemistry of the entire 11,391 hectare Mocoa property followed by an initial 2,000 metre drill program. Surface work to date in 2012 is encouraging and shows potential for the mineralized Cu-Mo zone to continue to the east for several kilometres as well as to the north and northeast. Drilling is planned to test these possible extensions of the deposit. Drilling started in September with the first hole MC12DH042 testing the northern extension of the Mocoa resource.

CRITICAL ACCOUNTING ESTIMATES

          Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 of its audited consolidated financial statements as at December 31, 2011. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions; and
  Deferred income taxes.

Ore reserve and resource estimates

          Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

          The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

          The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

          The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

          Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of International Financial Reporting Standards (“IFRS”)

          Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. This MD&A should be read in conjunction with Note 19 “Transition to International Financial Standards” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Financial Instruments: Classification and Measurement – IFRS 9

          This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Joint Arrangements – IFRS 11

          This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

          Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

          Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

          This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

Fair value measurement – IFRS 13

          This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

          This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

RISKS AND UNCERTAINTIES

          The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2011, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

          Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

          The Company’s production activities are currently conducted in Nicaragua and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

          The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

          The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

          The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

          Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

          The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

          The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Credit risk

          As at September 30, 2012, $17.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Currency Risks

          The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Namibian dollars, Nicaraguan córdobas, and Colombian pesos. As the exchange rates between the Namibian dollar, Nicaraguan córdoba, Colombian peso and Canadian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%.

Environmental Compliance

          The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

          The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

          Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

INTERNAL CONTROLS

          The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of the Company’s financial statements. There have been no changes in the Company’s internal control over financial reporting in the third quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

NON-IFRS MEASURES

          Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	23,911	15,350	66,998	54,078
Royalties and production taxes	2,256	3,126	6,137	8,746
Inventory sales adjustment	152	2,797	(1,143)	1,164
	26,319	21,273	71,992	63,988

Gold production (in ounces)	42,156	34,303	113,561	105,796
Total cash costs per ounce of gold production ($/ounce)	624	620	634	605

          Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2012	2012	2012	2011	2011	2011	2011	2010

Gold revenue ($ in thousands)	67,065	57,330	63,873	66,894	50,459	54,498	53,501	47,013

Gold sold (ounces)	39,668	35,860	37,853	39,557	29,672	36,030	38,754	34,039

Average realized gold price ($/ ounce)	1,691	1,599	1,687	1,691	1,701	1,513	1,381	1,381

Gold produced (ounces)	42,156	36,803	34,602	38,808	34,303	36,760	34,733	36,824

Cash operating costs ($/ ounce gold)	571	583	587	542	529	507	531	535

Total cash costs ($/ ounce gold)	624	601	680	632	620	586	610	609

Net income for the period (6) ($ in thousands)	14,476	11,937	14,546	20,837	9,036	15,016	11,411	4,337

Earnings (loss) per share (6) – basic ($)	0.04	0.03	0.04	0.06	0.03	0.05	0.03	0.01

Earnings (loss) per share (6) – diluted ($)	0.04	0.03	0.04	0.06	0.03	0.05	0.03	0.01

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	28,418	27,791	27,066	35,361	19,971	28,833	24,765	22,033

(6)	Attributable to the shareholders of the Company.

OUTLOOK

          B2Gold continued to deliver solid operating and financial results in the third quarter and is forecasting another record year for gold production in 2012. For the remainder of 2012, we will progress the implementation of the recently announced merger with CGA, continue to optimize gold production at the two mines, advance the development of the Jabali, Otjikoto and Gramalote development projects, further explore around the mines and our other numerous exploration projects, pursue accretive acquisitions and maintain a strong cash position.

          Our highly experienced operations team continues to excel with outstanding performance at the Libertad and Limon mines, excellent work on feasibility and development projects, and playing a critical role in the evaluation of acquisition targets.

          Operating performance continued to improve at both mines with record third quarter gold production at both La Libertad and Limon Mines. La Libertad achieved another quarterly throughput record, averaging 5,627 tonnes per day exceeding budget of 5,456 tonnes per day.

          B2Gold is forecasting another record year for gold production in 2012. The excellent operating performance at both La Libertad and Limon Mines has resulted in the Company increasing the lower end of its budgeted production guidance from 150,000 to 155,000 ounces of gold while maintaining the upper end of 160,000 ounces of gold and a cash operating cost of approximately $590 to $625 per ounce. As previously announced, gold production is expected to continue to increase each successive quarter of 2012.

          Cash operating costs at La Libertad are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through La Libertad mill.

          Subject to the closing of the recently announced transaction with CGA (see below for details), the Company is expecting production to increase to 385,000 ounces of gold in 2013 and 400,000 ounces in 2014.

La Libertad and Limon Mines, Nicaragua

          The Company recently announced that it has received the mining permit (subject to certain conditions), for the Jabali Central deposit on the Libertad property. The Company is also pleased to announce that it has received the final mining haul road construction permit. Improvements to the main road access to town have now been completed and construction of the private haul road has recently commenced. Mine infrastructure development will also commence shortly.

          The Company plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013. The higher grade Jabali zones will allow us to increase the grade of the mill feed thereby providing significantly more gold annually from the same tonnage of ore. Annual gold production at La Libertad is projected to increase to 135,000 ounces in 2013 and will increase and to 150,000 ounces in 2014.

          The Jabali zones remain open to the east and west and further drilling is underway on these and other targets on La Libertad property.

          Successful exploration continues at El Limon with two drill rigs exploring both near surface and underground targets with the goal of increasing the five year mine life and testing higher grade targets.

B2Gold and CGA Sign Merger Implementation Agreement for Business Combination

          B2Gold and CGA recently announced that they have entered into a definitive Merger Implementation Agreement to combine the two companies at the agreed exchange ratio of 0.74 B2Gold common shares for each CGA share held, which represents a purchase price of approximately C$3.18 per CGA share and a premium of 22% using the 20 day volume weighted average share price of each respective company, and a 26% premium over the CGA closing share price on September 17, 2012 based on the closing price for the B2Gold shares as of such date. The transaction was valued at approximately Cdn.$1.1 billion on the transaction date.

          The transaction will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the issued common shares of the combined company.

          The transaction is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and ASX and TSX approvals in respect of the issue of new B2Gold shares under the Scheme.

          A meeting of CGA shareholders to consider the Scheme and a meeting of B2Gold shareholders approving the issuance of B2Gold shares that will be issued in connection with the Scheme, will each be held third week in December. Closing date is projected to be on or prior to January 31, 2013.

Health, Safety, Environmental and Corporate Social Responsibility

          B2Gold will continue our strong commitment to maintain our high standards of health, safety, environment and corporate social responsibilities. In 2012, B2Gold has budgeted $8.6 million for support and administration of the Company’s Corporate Social Responsibility Program. This program is implemented in the communities where we work, and at the national level.

          In the third quarter, in Nicaragua, B2Gold received a National Award for Corporate Social Responsibility in the category of Sustainability and Environmental Initiatives from the group UNIRSE.

          B2Gold manages social responsibilities in the communities where we work through establishment of transparent foundations that include stakeholder participation as a key to developing sustainable projects. Our foundations focus on public health and welfare, education, development of small to medium enterprises and critical areas identified by key members of the local communities.

Development Projects

Otjikoto Project, Namibia

          Exploration, feasibility and development expenditures for Otjikoto were $15 million for the first nine months of 2012 compared to the full year’s budget of $43.5 million. Although the timing of payments have lagged the original budget, the project remains on schedule. The feasibility study is anticipated to be completed in the fourth quarter, as projected, and Mine construction will commence in the first quarter of 2013. Site preparation has already commenced as bush clearing is currently underway. Orders for equipment with a long lead time will be placed shortly and well within the time frame required for full scale production in January 2015.

          The Otjikoto gold project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on a Preliminary Economic Assessment released by Auryx Gold Corp. in September 2011.

          Feasibility and exploration drilling is underway on the Otjikoto project which includes 16,150 metres of feasibility study drilling and a further 2,500 metres of exploration drilling to explore beyond the current resource at the Otjikoto project. Regional exploration work will also be conducted on the surrounding area.

Gramalote Property, Colombia (B2Gold 49% / AngloGold Ashanti 51%)

          The Gramalote project had a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%), recently increased to $54 million. The amended budget runs to the end of November 2012 and an interim budget for the period from December 2012 to February 2013 is currently being discussed. The recent increase to the current year’s budget is for additional land acquisitions, community and social obligations, and the engineering and test programs associated with potential upside project economics. Each joint venture partner will fund their share of expenditures pro rata. Due to the additional time required to evaluate the potential project scale and economics, the prefeasibility study is now scheduled to be completed in the first quarter of 2013 and a final feasibility study completed in early 2014.

          The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a feasibility study and financing).

Other Exploration

          In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Trebol and El Pavon properties, the San Jose and La Magnolia joint venture properties with Radius Gold and the Primavera joint venture property with Calibre Mining in Nicaragua and the Cebollati property in Uruguay.

          B2Gold benefits from a highly experienced and successful exploration team. They continue to succeed in exploration around our mines and generate and explore numerous high quality exploration projects. The Company will continue to fund and support exploration based on the teams proven track record and our strategic belief that exploration success can lead to dramatic cost effective growth.

          In total, B2Gold's combined 2012 exploration budgets is approximately $36.1 million used to fund approximately 69,000 metres of drilling. Further exploration results will be released as they become available.

Financial

          Our strong operational performance and solid gold prices enabled B2Gold to finish the third quarter of 2012 with approximately $73 million in cash and cash equivalents. The Company has no debt and no gold hedging.

          Cash from mining operations (7) for the nine months to September 30, 2012 was $115.1 million, exceeding the 2012 nine months guidance by $5.9 million and is anticipated to continue to improve (at current gold spot prices) in the fourth quarter as production increases. It is expected that cash from mining operations for 2012 will exceed original projections of approximately $140 million (using a $1,550 per ounce gold price).

(7)	Cash from mining operations is a non GAAP measure and consists of gold revenue less production costs less royalties and production taxes.

Conclusion

          In conclusion, given our proven technical team, strong operational and financial performance, financing capability and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 700,000 ounces per year, subject to the closing of the transaction with CGA and assuming development of the Otjikoto and Gramalote Projects. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs as well as optimize production at current operations. The Company will be providing updated 2013 guidance in December once detailed budgets have been approved by the Board.

OUTSTANDING SHARE DATA

          At November 13, 2012 there were 393,261,142 common shares outstanding. In addition, there were 22.2 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share, 0.5 million share purchase warrants with an exercise price of Cdn.$4.34 per share, and 1.6 million RSU. More information is disclosed in Note 7 of the Company’s September 30, 2012 unaudited interim consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

          This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

          Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.